EX-28.h.21.a

AMENDMENT NO. 1 TO EXPENSE LIMITATION AGREEMENT

BLACKROCK NVIT MANAGED GLOBAL ALLOCATION FUND

This Amendment No. 1 (“Amendment”), dated and effective as of July 1, 2018, between NATIONWIDE FUND ADVISORS, a Delaware business trust (the “Investment Adviser”), and NATIONWIDE VARIABLE INSURANCE TRUST, a Delaware statutory trust (the “Trust”), on behalf of the BlackRock NVIT Managed Global Allocation Fund (the “Fund”). Capitalized terms used but not defined herein shall have the same meanings set forth in the Agreement (defined below).

WHEREAS, the Trust and the Investment Adviser have entered into an Advisory Agreement dated May 1, 2007, pursuant to which the Investment Adviser renders investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund;

WHEREAS, the Trust and the Investment Adviser are parties to that certain Expense Limitation Agreement dated as of May 1, 2017, with respect to the Fund (the “Agreement”); and

WHEREAS, in accordance with the Agreement, the Trust and Investment Adviser, on behalf of the Fund, now wish to amend the Agreement as set forth below:

NOW THEREFORE, in consideration of the mutual agreements herein contained, the parties hereby agree as follows:

1.	Section 1.1 of the Agreement is hereby amended and restated as follows:

1.1    Applicable Expense Limit. To the extent that the aggregate expenses of every character incurred by Class II shares of the Fund in any fiscal year, including but not limited to Advisory Fees, 12b-1 Fees, fees adopted pursuant to an administrative services plan and acquired fund fees and expenses (but excluding compensation payable to JPMorgan Chase Bank, N.A. (“JPMorgan”) related to the SEC’s Financial Reporting Modernization and Liquidity Risk Management Program Rules, as provided for in Amendment No. 10 to Sub-Administration Agreement between JPMorgan and Nationwide Fund Management LLC, dated July 1, 2018), but taking into account the effect of any fees waived by NFA or NFD pursuant to the Advisory Fee Waiver Agreement or 12b-1 Fee Waiver Agreement, respectively, (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of NFA.

2.      Representations. Each party represents to the other party that all representations contained in the Agreement are true and accurate as of the date of this Amendment, and that such representations are deemed to be given or repeated by each party, as the case may be, on the date of this Amendment.

3.      Entire Agreement. This Amendment and the Agreement and any documents referred to in each of them constitutes the whole agreement between the parties relating to their subject matter and supersedes and extinguishes any other drafts, agreement, undertakings, representations, warranties and arrangements of any nature, whether in writing or oral, relating to such subject matter. If any of the provisions of this Amendment are inconsistent with or in conflict with any of the provisions of the Agreement, then, to the extent of any such inconsistency or conflict, the provisions of this Amendment shall prevail.

4.      Agreement Continuation. The Agreement, as modified herein, shall continue in full force and effect, and nothing herein contained shall be construed as a waiver or modification of existing rights under the Agreement, except as such rights are expressly modified hereby.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first above written.

NATIONWIDE FUND ADVISORS

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President

NATIONWIDE VARIABLE INSURANCE TRUST

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President

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